UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No.1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On March 11, 2025, Santech Holdings Limited (the “Company”) issued a press release announcing a number of changes to its Board of directors and senior management. The Board has resolved to remove Mr. Han Hongwei and Madame Wang Dian from their positions on the Board of directors. The Board has appointed Lawrence Wai Lok as Chairman of the Board, effective immediately, and Mr. Lok will also assume the role of Chief Executive Officer. The Board has also appointed two new Independent Directors to the Board, namely Mr. Howard Chan, and Mr. Geoffrey Kam, effective immediately. Mr. Chan will also join the Audit Committee of the Board. The Audit Committee of the Board is now comprised entirely of three independent directors, namely Janet Chen, Joel Gallo, and Howard Chan. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1	Press release dated March 11, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: March 11, 2025